UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 000-54550

CUSIP NUMBER: 811066109

(Check One) [X] Form 10-K    [_] Form 20-F   [_] Form 11-K   [X] Form 10-Q    [_] Form N-SAR

For Period Ended: December 31, 2013

[_] Transition Report on Form 10-K

[_] Transition Report on Form 20-F

[_] Transition Report on Form 11-K

[_] Transition Report on Form 10-Q

[_] Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

SCRIPSAMERICA, INC.

Full Name of Registrant:

Former Name if Applicable

Tysons Corner Corporate Office II, Suite 1580, 1650 Tysons Blvd

Address of Principal Executive Office (Street and Number)

Tysons Corner, VA 22102

City, State, Zip Code

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PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed):

The registrant was not able to file its Annual Report on Form 10-K for the year ended December 31, 2013 within the prescribed time period because it has experienced delays in the collection, analysis and disclosure of certain information required to be included in (or otherwise necessary in connection with) the preparation and filing of the Form 10-K. The Form 10-K will be filed within the prescribed extension period.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Richard C. Fox, Esq.	(772)	225-6435
(Name)	(Area Code)	(Telephone No.)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [_] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the fiscal year ended December 31, 2013 the Company generated net product sales of approximately $0.6 million as compared to net product sales of approximately $3.9 million for the fiscal year 2012, a decrease of approximately $3.3 million, or 85.7%. The decline in sales versus the same twelve month period a year ago was mainly a result of the Company’s moving away from its pharmaceutical distribution service business with McKesson at the end of February 2013.

Set forth below are the preliminary results of operations data for ScripsAmerica, Inc. for the year ended December 31, 2013 and comparative data for the year ended December 31, 2012.

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Product Sales: The following table sets forth selected statement of operations data as a percentage of gross sales for the twelve months period ended December 31, 2012 and 2011.

Products sold	2013	% to total	2012	% to total
Product Revenues	$150,000	27%	$3,750,000	96%
Revenues, net from Contract Packager	339,000	60%	150,000	4%
Commission Fees	70,000	13%	–
Net Sales	$559,000	100%	$3,900,00	100%

Gross Profit: Gross profit for the year ended December 31, 2013 was approximately $39,000, which was 7.5% of our net sales. This was a decline of approximately $492,000 from the same period in 2012 and was mainly due to the sales decline of approximately $3.3 million from the same twelve month period a year ago.

Operating Expenses

Selling, General and Administrative. For the year ended December 31, 2013, selling, general and administrative expenses (“S,G&A”) increased approximately $100,000 to approximately $2.0 million as compared to approximately $1.9 million for fiscal year 2012. The change in S,G&A expenses was mainly a result of an increase in the fees and legal expenses incurred in connection with securing convertible debenture financing during 2013.

Share-based compensation issued for services. The Company’s expense for share-based compensation was approximately $3.9 million for the year ended December 31, 2013 compared to approximately $180,000 for fiscal 2012, an increase of approximately $3.7 million. The increase was a result of issuing 11.6 million shares for share-based compensation in 2013 compared to 1.6 million in 2012. The increase in the number of shares was primarily due to efforts to offset the decrease in cash flow resulting from our ending our pharmaceutical distribution service business with McKesson as well as our increase in expenditures made to start our new lines of business, primarily the marketing and distribution of our RapiMed® pediatric acetaminophen, our distribution services business for independent pharmacies and our management of specialty pharmacy businesses.

Allowance for receivable from our contract packager. For the year ended December 31, 2013, we took a charge of approximately $1.1 million resulting from writing off accounts receivable from our former contract packager.

Other expenses. Total other expenses for the year ended December 31, 2013 was approximately $4.2 million as compared to other expenses of approximately $275,000 for 2012, an increase in other expenses of approximately $4.0 million compared to the same period in the prior year. The increase in other expenses was primarily due to interest expense of approximately $1.5 million (compared to approximately $225,000 in 2012), financing costs of approximately $600,000 (compared to no financing costs in 2012), loss from revaluation of derivatives of approximately $675,000 (compared to approximately $6,000 in 2012) and debt discount of approximately $750,000 (compared to approximately $41,000 in 2012).

Net Income (Loss) Applicable to Common Shares. The Company recorded a net loss of approximately $11.3 million for the year ended December 31, 2013, compared to a net loss of approximately $1.95 million for the prior year 2012, an increase in net loss of approximately $9.35 million. This increase in net loss is mainly due to a significant reduction in net sales of approximately $3.3 million resulting from the end of our pharmaceutical distribution service business with McKesson, an increase in share-based compensation of approximately $3.7 million, an increase of $1.1 million in expenses due to the write off of accounts receivables from our former contract packager, and an increase of approximately $4.0 million in other expenses, such as financing costs, debt discount and loss from revaluation of derivatives. The Company’s loss of income available to common shareholders was approximately $11.3 million and $1.95 million for the fiscal years 2013 and 2012, respectively. Basic and diluted loss per common share was $0.17 and $0.04 for the years ended December 31, 2012, and 2011, respectively.

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ScripsAmerica, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

SCRIPSAMERICA, INC.

Date: April 1, 2013	By: /s/ Robert Schneiderman
Robert Schneiderman
Chief Executive Officer

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